Response Biomedical Appoints S. Wayne Kay Chief Executive Officer

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, September 12, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced the appointment of S. Wayne Kay as Chief Executive Officer (CEO). Mr. Kay was also appointed to the Company’s Board of Directors.

Mr. Kay is a former President, CEO and Director of Quidel Corporation, a leading global company in the discovery, development, manufacturing and marketing of rapid diagnostic solutions at the point-of-care (POC) in infectious diseases and reproductive health. During his tenure he designed and managed a strategy responsible for building and sustaining unprecedented market leadership of rapid influenza testing (from an approximately 2 percent to 49 percent market share). He was also responsible for significantly improving the financial performance of the company during his tenure. Since leaving Quidel in 2004, Mr. Kay served as an executive advisor to the management and boards of several early stage companies, mainly in the San Francisco and San Diego areas. He also served as an executive advisor to one the US’s most successful blue-chip healthcare/life sciences venture capital funds, Kleiner Perkins Caufield and Byers.

“We are very excited to have attracted such an experienced, proven executive to lead Response Biomedical,” said Dr. Richard Bastiani, Chairman. “Wayne has a wealth of experience in the diagnostics industry, and particularly in POC, and has a proven acumen for building strong teams and executing on strategy. He led Quidel through a strong expansion phase in their history and his many years experience will be invaluable to lead the Company, as we begin our expected rapid growth phase.”

“I am very pleased to be joining Response Biomedical at this exciting time in the evolution of the Company,” said Mr. Kay. “With partnerships in place with Shionogi & Co. Ltd. and 3M Company, we are poised for strong growth. I look forward to leading the execution of our cardiovascular partnering strategy, as well as the scale-up in manufacturing, the launch of the new RAMP® Reader and the regulatory approval of three products, all anticipated in the next few quarters. These are the building blocks which I believe will significantly enhance shareholder value.”

Dr. Bastiani continued, “On behalf of the Board of Directors, I’d also like to take this opportunity to thank Bill Radvak for his many years of dedicated service to the Company.”

As part of Mr. Kay’s compensation package, he has been granted options to acquire 1,500,000 common shares of the Company, subject to vesting requirements. The options are exercisable at a price of $1.07 per common share.

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About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.

RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Note on Forward Looking Statements
Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; changes in business strategy or development plans; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice-President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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